Exhibit 99.1

St. John's, NL – March 17, 2020

FORTIS INC. ANNOUNCES VIRTUAL ANNUAL MEETING AND PROVIDES

UPDATE ON PREPARATION AND RESPONSE TO THE COVID-19 PANDEMIC

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced its annual and special meeting on May 7, 2020 will be held online. The Corporation will forego an in-person meeting in response to the COVID-19 pandemic. Details on how shareholders can access the virtual meeting will be provided in the coming weeks.

The decision to move to a virtual meeting was made with the safety and health of Fortis shareholders, employees and the broader community as the top priority. The Corporation intends to return to an in-person annual meeting in future years.

"This is an unprecedented time for all of us. Remaining focused on employee safety and delivering reliable energy to customers is how we can best support collective efforts to reduce the spread of COVID-19," said Barry Perry, President and CEO, Fortis.

Similar to a storm response or other major event, utilities have business continuity plans in place that provide a framework to maintain operations for electric and natural gas service. In addition, a pandemic response leaders' group has been established and members communicate regularly to coordinate and share the latest information available.

Specific actions that have been taken to protect the health and safety of employees while continuing to deliver essential energy to customers include:

•	Travel has been restricted across the Fortis group of companies.
•	Restrictions have been placed on such things as group meetings and visitors to offices. Social distancing is being encouraged.
•	Good hygiene practices, one of the best defenses against COVID-19, are being promoted.
•	Many Fortis utilities have enacted a "work from home" program for employees who can perform their work responsibilities remotely.

"I'm proud of our team and how we are coming together to ensure the best response possible. We are proactive and coordinated in our approach," said Mr. Perry. "I encourage everyone to take proper care of themselves and each other, and to act safely and responsibly to limit the spread of this virus."

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2019 revenue of $8.8 billion and total assets of $53 billion as at December 31, 2019. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com